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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ________ )*


                                TheraTech, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   88338810
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                                (CUSIP Number)

                               Robert C. Funsten
                         Vice President, Legal Affairs
                         Watson Pharmaceuticals, Inc.
                               311 Bonnie Circle
                           Corona, California 91720
                                (909) 270-1400
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               October 23, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box /  /.

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 8

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                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 88338310
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Watson Pharmaceuticals, Inc. ("Watson")
      95-3872914
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      a Nevada Corporation
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                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,058,462
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,058,462
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,058,462

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
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                                  Page 2 of 8

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Item 1.   Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, $0.01 par value per share ("Common Stock"), of TheraTech, Inc., a Delaware corporation ("TheraTech"), with principal executive offices located at 417 Wakara Way, Salt Lake City, Utah 84108.

Item 2.   Identity and Background.

     This Schedule 13D is filed on behalf of Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"). This Schedule 13D also includes information with respect to the executive officers and directors of Watson (the "Control Persons").

     (a)-(c), (f)

Watson Pharmaceuticals, Inc., a Nevada Corporation
311 Bonnie Circle
Corona, California 91720

Watson is engaged in the development, production, marketing and distribution of off-patent branded pharmaceutical products.

Allen Chao, Ph.D, a United States citizen
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 91720

Dr. Allen Chao is the Chief Executive Officer, President and Chairman of the Board of Watson.

David C. Hsia, Ph.D, a United States citizen
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 91720

Dr. David C. Hsia is the Senior Vice President of Scientific Affairs of Watson.

Frederick Wilkinson, a United States citizen
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 91720

Frederick Wilkinson is a Vice President of Watson.

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Alec D. Keith, Ph.D, a United States citizen
269 Kuikahi Street
Hilo, Hawaii 96720

Dr. Alec D. Keith is a Director of Watson and has been a consultant of Watson since July 1996, as well as Adjunct Professor of Biophysics at Pennsylvania State University.

Michel J. Feldman, a United States citizen
D'Ancona & Pflaum
30 North LaSalle Street, Suite 2900
Chicago, Illinois 60602

Michael J. Feldman is Secretary and a Director of Watson and a partner of the law firm of D'Ancona & Pflaum, which is Watson's outside counsel.

Albert F. Hummel, a United States citizen
5276 Avenida Cantaria
P.O. Box 3407
Rancho Santa Fe, California 92067

Albert F. Hummel is a Director of Watson and a partner in Affordable Residential Communities. In addition, Mr. Hummel is President of Pentech Pharmaceuticals, Inc.

Michael Fedida, a United States citizen
J & J Pharmacy
Cedar Chemists, Inc.
527 Cedar Lane
Teaneck, New Jersey 07666

Michael Fedida is a Director of Watson and a registered pharmacist, consultant and owner of retail pharmacies.

Ronald R. Taylor, a United States citizen
Enterprise Partners Venture Capital
7979 Ivanhoe Avenue
Suite 550
La Jolla, CA 92037

Ronald R. Taylor is a Director of Watson and is a consultant to Cardinal Health, Inc.

Andrew L. Turner, a United States citizen
Sun Healthcare Group, Inc.
101 Sun Lane N.E.
Albuquerque, NM 87109

Andrew L. Turner is a Director of Watson and Chairman and Chief Executive Officer of Sun Healthcare Group, Inc.

Chato Abad, a United States citizen
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 91720

Chato Abad is the Vice President of Finance of Watson.

Michael E. Boxer, a United States citizen
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 91720

Michael E. Boxer is the Chief Financial Officer of Watson.

Robert C. Funsten, a United States citizen
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 91720

Robert C. Funsten is the Vice President, Legal Affairs of Watson.

     (d) During the last 5 years, neither Watson nor any of the Control Persons have been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

     (e) During the last 5 years, neither Watson nor any of the Control Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Each of Dinesh C. Patel ("Patel") and William I. Higuchi ("Higuchi"), pursuant to their respective voting agreements dated as of October 23, 1998 (each a "Voting Agreement"), attached hereto as Exhibits A and B respectively, and hereby incorporated by reference as though

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fully set forth herein, granted Watson certain voting rights with respect to their Common Stock, in consideration of Watson's execution of that certain Agreement and Plan of Merger, dated as of October 23, 1998 (the "Merger Agreement") among Watson, TheraTech and Jazz Merger Corp., a wholly owned subsidiary of Watson ("Watson Sub"), previously filed by TheraTech with the Securities and Exchange Commission (the "Commission") as an exhibit to its Report on Form 8-K on October 28, 1998, and hereby incorporated by reference as though fully set forth herein.

Item 4.   Purpose of the Transaction.

     As of October 23, 1998, Watson, Watson Sub and TheraTech entered into the Merger Agreement, pursuant to which TheraTech agreed to merge with Watson Sub with TheraTech being the surviving corporation of the merger (the "Merger"). Pursuant to the terms of the Merger Agreement, (a) as consideration for the Merger, each share of Common Stock will be converted into the right to receive a portion of a share of common stock, $0.0033 par value per share, of Watson ("Watson Common Stock"). Upon consummation of the Merger, (a) Watson intends to own all outstanding shares of Common Stock; (b) the board of directors of TheraTech shall consist of one member appointed by Watson; (c) only 3,000 shares of Common Stock shall be issued and outstanding and owned by Watson; (d) the Certificate of Incorporation and by-laws of Watson Sub shall become the Certificate of Incorporation and by-laws of TheraTech; (e) the Common Stock shall be delisted from trading on the Nasdaq National Market, and (f) the Common Stock shall cease to be registered under the Exchange Act.

     Pursuant to the Voting Agreements, each of Patel and Higuchi agreed (i) not to sell, transfer, pledge, assign or otherwise dispose of, or enter into any agreement, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of the Common Stock that they hold to any person other than Watson or Watson's designee; (ii) to grant irrevocable proxies to, and appoint any individual who shall be designated by Watson, their proxy and attorney-in-fact to vote their Common Stock at any meeting of the stockholders of TheraTech in any circumstance where their vote, consent, or other approval is sought in favor of the Merger, the adoption by TheraTech of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and the calling of a special meeting of stockholders to consider any of the foregoing, and against any alternative proposal or frustrating transaction; and (iii) to vote in favor of the Merger Agreement at any meeting of the TheraTech stockholders called to vote upon the Merger Agreement or vote against any other proposal or frustrating transaction. Consequently, the primary purpose of entering into the Voting Agreements was to enhance Watson's ability to gain control of TheraTech through the Merger.

Item 5.   Interest in the Securities of the Issuer.

     (a)-(b). The ownership percentages are computed based on a total of 21,289,262 shares of Common Stock outstanding on September 30, 1998.

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     Pursuant to the Voting Agreements, Watson possesses the indirect beneficial ownership of 5,058,462 shares (23.5% of the total number of shares of Common Stock outstanding) of Common Stock and has the shared power to vote and direct the vote and the shared power to dispose and direct the disposition of such shares. Watson's beneficial ownership includes 4,837,461 shares of Common Stock and the rights to acquire 221,001 shares of Common Stock by Patel, which if acquired, would be subject to the Voting Agreement attached hereto as Exhibit B.

     (c) Except for those shares acquired and disclosed herein, neither Watson nor any of the Control Persons, have acquired beneficial ownership of any Common Stock within the last sixty (60) days.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

     The terms of the Merger Agreement, previously filed by TheraTech with the Commission as an exhibit to its Report on Form 8-K filed on October 28, 1998, are hereby incorporated herein by reference as though fully set forth herein. The terms of the Voting Agreements, attached as Exhibit A and Exhibit B to this
Schedule 13D, are hereby incorporated herein by reference as though fully set forth herein.

Item 7.   Material to be Filed as Exhibits.

     Copies of the written agreements relating to the acquisition of the Securities, contracts, arrangements and understandings have been identified in
Item 6 above and are attached or incorporated by reference as already herein specified.

1. "Exhibit A" is the Voting Agreement dated as of October 23, 1998 between Watson and Patel.
2. "Exhibit B" is the Voting Agreement dated as of October 23, 1998 between Watson and Higuchi.
3. The Agreement and Plan of Merger, dated as of October 23, 1998, among Watson, Jazz Merger Corp. and TheraTech was previously filed by TheraTech with the Commission as an exhibit to its Report on Form 8-K filed on October 28, 1998, and is hereby incorporated herein by reference.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 1998
                                       Watson Pharmaceuticals, Inc.


                                       By:  /s/ Robert C. Funsten
                                          -----------------------------------
                                            Robert C. Funsten
                                            Vice President, Legal Affairs


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